Exhibit 99.5

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return this card to the address as noted. Alternately, you can register online at www.computershare.com/mailinglist to receive report(s) by mail or by email. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. SMWQ.BEN_IA_NPE.E.16335.PULLS/000001/000001/i SMWQ Interim Financial Statements Annual Financial Statements Apt./ App. Street Number/Nomero civique Name/Nom Street Name/Rule City/Ville Prov./Etat Postal Code/Code postal/Zip Code

0ENNPQ Place Stamp Here Computershare 100 University Ave. 9th Floor Toronto ON M5J 2Y1